UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                         AMENDMENT NO. 1

                     The Grand Union Company
- ------------------------------------------------------------------------
                        (Name of Issuer)

            Common Stock (Par Value $ 1.00 Per Share)
    (Upon Conversion of Class A Convertible Preferred Stock)
- ------------------------------------------------------------------------
                 (Title of Class of Securities)

                            386532303
- ------------------------------------------------------------------------
                         (CUSIP Number)

       David K. Robbins, Esq.              Michael Pastore, Esq.
   Fried, Frank, Harris, Shriver        General Electric Investment
            & Jacobson                          Corporation
725 S. Figueroa Street, Suite 3890          3003 Summer Street
       Los Angeles, CA  90017           Stamford, Connecticut  06904
            (213) 689-5800                     (203) 326-2312
- ---------------------------------- -----------------------------------
  (Name, Address and Telephone Number of Persons Authorized to
               Receive Notices and Communications)

                       September 17, 1996
- ------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed  a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          SCHEDULE 13D
CUSIP No. 336532303                                   Page 2 of 16 Pages

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     TREFOIL CAPITAL INVESTORS II, L.P.
     EIN:  95-4499689

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                           (b) [ ]

3 SEC USE ONLY


4 SOURCE OF FUNDS*
     00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
     NOT APPLICABLE

6 CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

 NUMBER OF
   SHARES      7  SOLE VOTING POWER
                  6,896,551.724
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
                  0
    EACH
  REPORTING    9  SOLE DISPOSITIVE POWER
                  6,896,551.724
   PERSON
    WITH      10  SHARED DISPOSITIVE POWER
                  0

11 AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
     13,793,103.448

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                     [ ]
     NOT APPLICABLE

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     57.97%

14 TYPE OF REPORTING PERSON*
     PN

                          SCHEDULE 13D

CUSIP No. 336532303                                   Page 3 of 16 Pages

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     TREFOIL INVESTORS II, INC.
     EIN:  95-4498559

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                           (b) [ ]

3 SEC USE ONLY


4 SOURCE OF FUNDS*
     00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
     NOT APPLICABLE

6 CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

 NUMBER OF
   SHARES      7  SOLE VOTING POWER
                  6,896,551.724
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
                  0
    EACH
  REPORTING    9  SOLE DISPOSITIVE POWER
                  0
   PERSON
    WITH      10  SHARED DISPOSITIVE POWER
                  6,896,551.724

11 AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
     13,793,103.448

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                     [ ]
     NOT APPLICABLE

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     57.97%

14 TYPE OF REPORTING PERSON*
     CO

                          SCHEDULE 13D

CUSIP No. 336532303                                   Page 4 of 16 Pages

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SIGMA HEDGE PARTNERS, G.P.
     EIN:  06-1420583

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
     NOT APPLICABLE                                        (b) [ ]

3 SEC USE ONLY


4 SOURCE OF FUNDS*
     00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
     NOT APPLICABLE

6 CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

 NUMBER OF
   SHARES      7  SOLE VOTING POWER
                  0
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
                  0
    EACH
  REPORTING    9  SOLE DISPOSITIVE POWER
                  0
   PERSON
    WITH      10  SHARED DISPOSITIVE POWER
                  6,896,551.724

11 AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
    13,793,103.448

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                     [ ]
     NOT APPLICABLE

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     57.97%

14 TYPE OF REPORTING PERSON*
     PN

                          SCHEDULE 13D

CUSIP No. 336532303                                   Page 5 of 16 Pages

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DELTA PT INVESTORS CORPORATION
     EIN:  06-142580

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
     NOT APPLICABLE                                        (b) [ ]

3 SEC USE ONLY


4 SOURCE OF FUNDS*
     00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
     NOT APPLICABLE

6 CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

 NUMBER OF
   SHARES      7  SOLE VOTING POWER
                  0
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
                  0
    EACH
  REPORTING    9  SOLE DISPOSITIVE POWER
                  0
   PERSON
    WITH      10  SHARED DISPOSITIVE POWER
                  6,896,551.724

11 AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
     13,793,103.448

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                     [ ]
     NOT APPLICABLE

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     57.97%

14 TYPE OF REPORTING PERSON*
     CO

                          SCHEDULE 13D

CUSIP No. 336532303                                   Page 6 of 16 Pages

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     EPSILON EQUITIES, INC.
     EIN:  06-142580

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
     NOT APPLICABLE                                        (b) [ ]

3 SEC USE ONLY


4 SOURCE OF FUNDS*
     00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
     NOT APPLICABLE

6 CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

 NUMBER OF
   SHARES      7  SOLE VOTING POWER
                  0
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
                  0
    EACH
  REPORTING    9  SOLE DISPOSITIVE POWER
                  0
   PERSON
    WITH      10  SHARED DISPOSITIVE POWER
                  0

11 AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
     13,793,103.448

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                     [ ]
     NOT APPLICABLE

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     57.97%

14 TYPE OF REPORTING PERSON*
     CO

                          SCHEDULE 13D

CUSIP No. 336532303                                   Page 7 of 16 Pages

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     TRUSTEES OF GENERAL ELECTRIC PENSION TRUST
     EIN:  14-6015763

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
     NOT APPLICABLE                                        (b) [ ]

3 SEC USE ONLY


4 SOURCE OF FUNDS*
     00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
     NOT APPLICABLE

6 CITIZENSHIP OR PLACE OF ORGANIZATION
     NEW YORK

 NUMBER OF
   SHARES      7  SOLE VOTING POWER
                  0
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
                  0
    EACH
  REPORTING    9  SOLE DISPOSITIVE POWER
                  0
   PERSON
    WITH      10  SHARED DISPOSITIVE POWER
                  6,896,551.724

11 AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
     13,793,103.448

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                     [ ]
     NOT APPLICABLE

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     57.97%

14 TYPE OF REPORTING PERSON*
     EP

                          SCHEDULE 13D

CUSIP No. 386532303                                   Page 8 of 16 Pages

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     GE INVESTMENT PRIVATE PLACEMENT PARTNERS II, A LIMITED PARTNERSHIP
     EIN:  06-1429671

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                           (b) [ ]

3 SEC USE ONLY


4 SOURCE OF FUNDS*
     00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
     NOT APPLICABLE

6 CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

 NUMBER OF
   SHARES      7  SOLE VOTING POWER
                  6,896,551.724
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
                  0
    EACH
  REPORTING    9  SOLE DISPOSITIVE POWER
                  6,896,551.724
   PERSON
    WITH      10  SHARED DISPOSITIVE POWER
                  0

11 AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
     13,793,103.448

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                     [ ]
     NOT APPLICABLE

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     57.97%

14 TYPE OF REPORTING PERSON*
     PN

                          SCHEDULE 13D

CUSIP No. 386532303                                   Page 9 of 16 Pages

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     GE INVESTMENT MANAGEMENT INCORPORATED
     EIN:  06-1238874

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
     NOT APPLICABLE                                        (b) [ ]

3 SEC USE ONLY


4 SOURCE OF FUNDS*
     NOT APPLICABLE

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
     NOT APPLICABLE

6 CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

 NUMBER OF
   SHARES      7  SOLE VOTING POWER
                  6,896,551.724
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
                  0
    EACH
  REPORTING    9  SOLE DISPOSITIVE POWER
                  6,896,551.724
   PERSON
    WITH      10  SHARED DISPOSITIVE POWER
                  0

11 AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
     13,793,103.448

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                     [ ]
     NOT APPLICABLE

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     57.97%

14 TYPE OF REPORTING PERSON*
     CO

                          SCHEDULE 13D

CUSIP No. 386532303                                   Page 10 of 16 Pages

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     GENERAL ELECTRIC COMPANY
     EIN:  14-0689340

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
      NOT APPLICABLE                                       (b) [ ]

3 SEC USE ONLY


4 SOURCE OF FUNDS*
     NOT APPLICABLE

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
     NOT APPLICABLE

6 CITIZENSHIP OR PLACE OF ORGANIZATION
     NEW YORK

 NUMBER OF
   SHARES      7  SOLE VOTING POWER
                  DISCLAIMED (SEE 11 BELOW)
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
                  0
    EACH
  REPORTING    9  SOLE DISPOSITIVE POWER
                  DISCLAIMED (SEE 11 BELOW)
   PERSON
    WITH      10  SHARED DISPOSITIVE POWER
                  0

11 AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
      BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY GENERAL
      ELECTRIC COMPANY

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                     [ ]
     NOT APPLICABLE

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     NOT APPLICABLE

14 TYPE OF REPORTING PERSON*
     CO


ITEM 1.  SECURITY AND ISSUER.
         -------------------

         Item 1 of the Schedule 13D is hereby amended and supplemented to add the following:

        This Amendment No. 1 ("Amendment No. 1") is filed on behalf of Trefoil Capital Investors II, L.P., a Delaware limited partnership ("Trefoil"), Trefoil Investors II, Inc., a Delaware corporation ("Trefoil III"), Sigma Hedge Partners, G.P., a Delaware partnership ("Sigma"), Delta PT Investors Corporation, a Delaware corporation ("Delta"), Epsilon Equities, Inc., a Delaware corporation ("Epsilon"), the Trustees of General Electric Pension Trust, a New York common law trust ("GEPT"), GE Investments Private Placement Partners II, A Limited Partnership, a Delaware limited partnership ("GEI" and collectively with Trefoil, the "Purchasers"), GE Investment Management Incorporated, a Delaware corporation ("GEIM") and General Electric Company, a New York corporation (collectively, the "Filing Persons"), in respect of the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on August 12, 1996 (the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Common Stock") of The Grand Union Company (the "Company"), which is issuable upon conversion of the shares of the Company's Class A Convertible Preferred Stock, par value $1.00 per share (the "Preferred Stock") to be purchased by Trefoil and GEI pursuant to, and subject to the conditions of, the Stock Purchase Agreement, dated as of July 30, 1996, by and among the Company, Trefoil and GEI (the "Stock Purchase Agreement"). Capitalized terms used herein without definition shall have the meanings given them in the
Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         Items 2(a)-(c) and 2(f) of the Schedule 13D are hereby amended and supplemented to add the following:

         In connection with the Principal Closing, the Company has increased the size of its Board of Directors to nine members, of whom four were selected by the Purchasers. In addition, the Purchasers have selected Roger Stangeland, the Company's Chairman prior to the Principal Closing, as their fifth designee.

         The name, business address, and principal occupation or employment of each of the Purchasers' designees are set forth below. Each of the persons named below is a citizen of the United States.

NAME AND BUSINESS ADDRESS    PRINCIPAL OCCUPATION OR EMPLOYMENT
- -------------------------    ----------------------------------

Geoffrey T. Moore            Managing Director of Shamrock Capital
Shamrock Group               Advisors, Inc. ("SCA") and Vice
4444 Lakeside Drive          President of Shamrock Holdings, Inc.
Burbank, CA  91505

Clifford A. Miller           Senior Consultant to Shamrock
Shamrock Group               Holdings, Inc.
4444 Lakeside Drive
Burbank, CA  91505

James Costello               Retired; formerly Comptroller and
c/o GE Investment            Chief Accounting Officer of the
Management Incorporated      General Electric Company.
3003 Summer Street
Stamford, CT  06905

Richard Stonesifer           Retired; formerly Senior Vice
c/o GE Investment            President of the General Electric
Management Incorporated      Company and Chief Executive Officer of
3003 Summer Street           GE Appliances.
Stamford, CT  06905

         Item 2(d)-(e) of the Schedule 13D is hereby amended and supplemented to add the following:

         (d)-(e) During the past five years, to the best knowledge of Trefoil as to Messrs. Moore and Miller, and to the best knowledge of GEI, as to Messrs. Costello and Stonesifer, none of the persons named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
         CONSIDERATION
         --------------------------------------

         Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

         On September 17, 1996, the Company, Trefoil and GEI consummated the Principal Closing pursuant to the Stock Purchase Agreement, thereby purchasing an aggregate of 800,000 shares of the Preferred Stock for $40,000,000. The funds used to purchase the shares of Preferred Stock were obtained in the manner set forth in the Schedule 13D.

         In connection with the Principal Closing, the Company paid the aggregate $4,000,000 transaction fee to SCA and GEIM, as described in the Schedule 13D. In addition, the Company paid to SCA the first semi-annual installment of the services fee pursuant to the Management Services Agreement in the amount of $150,000.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

         On September 17, 1996, the Company, Trefoil and GEI consummated the Principal Closing pursuant to the Stock Purchase
Agreement, thereby purchasing an aggregate of 800,000 shares of the Preferred Stock for $40,000,000.

         In connection with the Principal Closing, the Company has increased the size of its Board of Directors to nine members, of whom four were selected by the Purchasers. In addition, Roger Stangeland, the Company's Chairman prior to the Principal Closing, has agreed to continue to serve on the Board as the Purchasers' fifth designee.

         Subject to the foregoing and to the response to Item 5 herein, the Purchasers have no plans or proposals which relate to or would result in any such transaction, event or action as is enumerated in paragraphs (a) through (j) of Item 4 of the form of
Schedule 13D promulgated under the Exchange Act.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.
         -------------------------------------

         Item 5(a) of the Schedule 13D is hereby amended to read in its entirety as follows:

         (a) For purposes of Rule 13d-3 under the Exchange Act, by virtue of the Stock Purchase Agreement, each of Trefoil and GEI may be deemed to be the beneficial owner of an aggregate of 13,793,103.448 shares of Common Stock into which the aggregate 2,000,000 Shares to be purchased by them pursuant to the Stock Purchase Agreement are convertible. Each of Trefoil and GEI has agreed pursuant to the Stock Purchase Agreement to purchase 1,000,000 Shares, convertible into 6,896,551.724 shares of Common Stock. Such 13,793,103.448 shares of Common Stock, if outstanding, would constitute approximately 57.97%(FN1) of the total number of shares of Common Stock outstanding.


(FN1) Based on 10,000,000 shares of Common Stock outstanding as of July 30, 1996, as represented by the Company in the Stock Purchase Agreement, and a conversion price of $7.25 per share of Common Stock, determined as of the date of the Principal Closing in accordance with the terms of the Certificate of Designation.


                            SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 18, 1996

                             TREFOIL CAPITAL INVESTORS II, L.P.
                             By:  Trefoil Investors II, Inc.,
                                a general partner



                             By:
                                 -----------------------------
                                Name:  Robert G. Moskowitz
                                Title:    Vice President


                             TREFOIL INVESTORS II, INC.



                             By:
                                 -----------------------------
                                Name:  Robert G. Moskowitz
                                Title:    Vice President


                            SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 18, 1996

                             GE INVESTMENT PRIVATE PLACEMENT
                             PARTNERS II, A LIMITED PARTNERSHIP
                             By:   GE Investment Management Incorporated,
                                   as general partner


                             By:
                                 -----------------------------
                                Name:  Michael M. Pastore
                                Title:    Vice President



                             GE INVESTMENT MANAGEMENT
                             INCORPORATED



                             By:
                                 -----------------------------
                                Name:  Michael M. Pastore
                                Title:    Vice President



                             GENERAL ELECTRIC COMPANY



                             By:
                                 -----------------------------
                                Name:  Dale F. Frey
                                Title:    Vice President


                             SIGMA HEDGE PARTNERS, G.P.
                             By:   Delta PT Investors Corporation,
                                   a general partner


                             By:
                                 -----------------------------
                                Name:  Michael M. Pastore
                                Title:    Vice President



                             DELTA PT INVESTORS CORPORATION


                             By:
                                 -----------------------------
                                Name:  Michael M. Pastore
                                Title:    Vice President



                             EPSILON EQUITIES, INC.


                             By:
                                 -----------------------------
                                Name:  Michael M. Pastore
                                Title:    Vice President



                             GENERAL ELECTRIC PENSION TRUST


                             By:
                                 -----------------------------
                                Name:  Alan M. Lewis
                                Title:    Trustee